Exhibit 99.1

Ur-Energy Plans Additional Exploration on
Targets within its LC South Project

Denver, Colorado (Marketwire – March 22, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce plans for its LC South project, which include a drilling program and the commissioning of a preliminary resource estimate prepared under National Instrument 43-101 (“NI 43-101”).

The LC South project is adjacent to the the Lost Creek Permit Area and the site of some of the exploration targets identified by Ur-Energy during 2009 as the result of in-depth in-house geologic evaluations.  The LC South project comprises 217 federal mining claims, or nearly 11,000 acres (approximately 4,450 hectares).  The Company now controls nearly 34,000 acres (approximately 13,800 hectares) in and around its Lost Creek project, including the Lost Creek Permit Area, LC North, LC South, EN and Toby projects.

In August 2009, the Company announced that in-house evaluations had identified multiple exploration targets demonstrating the potential to contain an additional 24 to 28 million pounds U3O8 (not NI 43-101 compliant) within properties controlled by the Company which include a portion of the current Lost Creek Permit Area and adjacent lands covered by the LC North and LC South projects.  The potential quantity identified in the earlier release and here remain conceptual in nature, as there has been insufficient exploration to define a mineral resource as to all of the potential identified. (See Ur-Energy News Release of August 12, 2009.)  The newly identified fronts occur within the same stratigraphic horizons that are mineralized within the area of the Lost Creek deposit.  Estimation of the potential of the new roll fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently under development at Lost Creek.

The Company will carry out aggressive exploration on the newly identified targets on the Ur-Energy properties adjacent to Lost Creek and will begin a 200-hole drill program on LC South in July 2010.  Initial planning of the program is in process and baseline studies and other work leading to necessary permits are underway.  While it is estimated that as many as 2,000 to 3,000 drill holes will be required over the course of several years to fully evaluate the various new exploration targets in LC South as well as LC North and areas within the Lost Creek Permit Area, the Company is pleased to commence its work on this first drill program.

In addition, the Company will commission an independent NI 43-101 study to further evaluate selected portions of the roll fronts and exploration targets previously identified with the objective to report on inferred resources within the LC South Project area.  The NI 43-101 report will be based upon existing data from approximately 60 mineralized drill holes on the LC South property.  It is expected that the NI 43-101 report may be completed in second quarter 2010.

Bill Boberg, President & CEO stated “The ability to define additional resources adjacent to the Lost Creek project has always been one of the strengths of the project.  We have used our extensive historic drill hole database in the region to define the locations of roll fronts in various stratigraphic horizons and now we can use the data which demonstrates significant mineralization to define a compliant resource within some of our targeted areas of new potential.  Additional minable resources adjacent to the Lost Creek project will extend the life of the Lost Creek Central Processing Plant.”

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy

Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG.” Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588	Bill Boberg, President and CEO 303-269-7755 866-981-4588

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. the timing, completion and results of the exploration programs at LC South; the ability to convert potential of the exploration targets to inferred resources;  the timing of completion and results of a resource estimate at LC South; whether additional resources will extend the life of mine at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Note that the potential quantity and grade ranges described with regard to the new exploration targets are conceptual in nature. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in any or all of the targets being delineated as a mineral resource. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.